Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Mail Stop 0511

                                                                  April 20, 2005

Re:          Boulder Creek Explorations, Inc.
             Registration Statement Form SB-2
             File Number 333-121236
             Filed: December 17, 2004

Attention:   Messeret Nega - Attorney Advisor
             Division of Corporate Finance
             Phone (202) 942-1891
             Fax     (202) 942-9527

Boulder Creek has received your comments regarding the Form SB-2 filed on December 17, 2004. The following document as prepared by Boulder Creek briefly describes the general action(s) taken regarding each comment made by the SEC. The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

General
-------

1.     Financial Statements are current pursuant to Rule 3-10(g) of Regulation
       S-B.

2.     Current consent from the account is included as an exhibit to the SB-2/A.

3. A supplemental document is included herein and has been filed as correspondence with the SB-2/A regarding the Vancouver Stock Exchange's disciplinary action of Puneet Sharon and discussion of Section 3(a)(39) of the Act.

4. The "Recent Sales of Unregistered Securities" has been revised. Please note that the Regulation S offering was in fact one offering and not two separate offerings as may have been inferred the way it was detailed in the prospectus. The prospectus has been revised in order to make this clearer.

Registration Statement Cover Page
---------------------------------

5.     The requested language has been added to the SB-2.

6. The reference to the risk factors has been removed from the registration cover page.

Prospectus Cover Page
---------------------

7. The sale of shares by the shareholders and sale of shares by the company has been combined onto one page.

8. Reference to risk factors has section has been bolded. Page number for the reference has been corrected.

9. Information required under Item 501(a)(10) Regulation S-B has been added to the SB-2.

Dealer Prospectus Delivery, page 5
----------------------------------

10.    The last sentence has been deleted.

11.    Prospectus delivery legend has been moved to the back cover.

Summary of Our Offering, page 6
-------------------------------

12.    Language referencing information by reference has been deleted.

13. Additional language has been added to the "Summary Information about the Offering" regarding the intended use of proceeds.

Risk Factors
------------

14. An additional Risk Factor has been added (Number 5) describing the potential conflict of interest between Mr. Sharan and the Company.

15.    Risk Factor #3 has been revised as directed.

16.    Risk Factor #4 has been revised as directed.

17.    Risk Factor #19 (now #21) has been revised.

Use of Proceeds
---------------

18-20. Table has been modified and errors corrected.

21.    Information relating to the repayment of the loan has been modified.

Dilution of the Price you Pay for your Shares
---------------------------------------------

22. The dilution section has been significantly revised in an effort to make the information clearer. Please advise if you recommend further modifications.

23.    The brackets have been removed as directed.

Selling Security Holders
------------------------

24. Additional disclosure has been added to this section discussing how the shares were acquired.

25-26. Table as been modified and revised to address these comments.

27. Person with investment power for the LeMaire family Trust has been added to the document.

Business
--------

28. Language detailing the meaning of a "unit" has been added to the document.

29. Additional disclosure has been added within Business section under "Background" and under "Proposed Exploration Program" to address this comment.

Background
----------

30. Additional disclosure has been added describing the fee/cost of the claims held in Mr. Sharan's name

31. The Company is not aware of any control person(s) involvement in raising money for mineral exploration on the property nor does it have knowledge of any prior registration statement(s) filed for the purpose of raising proceeds for exploration on the property.

32. Risk factor (#10) has been added to address the negative impact of disposal of the property to third parties by Mr. Sharan.

Proposed Exploration Program
----------------------------

33.    Time frame estimate has been added to this section.

Competitive Factors
-------------------

34.    Last sentence has been revised as directed.

Management's Discussion and Analysis
------------------------------------

35-36. Additional disclosure has been added to this section pursuant to S-B 303.

Principal Stockholders
----------------------

37.    The last sentence has been deleted as directed.

Description of Securities:  Non-cumulative Voting
--------------------------  ---------------------

38.    The error has been revised as indicated.

Certain Related Transaction
---------------------------

39. Additional information has been added pursuant to Item 404(d)(2) of Regulation S-B to this section.

Financial Statements
--------------------

40-44. Pursuant to these comments, the Company has modified the financial statements.

Updated Financial Statements
----------------------------

45.    Financial Statements are current as of February 28, 2005.

46.    Current consent has been filed with the SB-2/A.

Signatures
----------

47.    Additional disclosure has been added.

Exhibits
--------
Exhibit 5.1
-----------

48.    Revised opinion letter has been filed with the SB-2/A.

23.1 Consent of Independent Auditor
-----------------------------------

49-50. Comments relating to the auditor were provided to the Auditor by the Company.

Engineering Comments
--------------------

51.    Risk Factor has been added as directed (Risk Factor #14.)

52. Statement regarding hiring of qualified personal has been removed. In addition, risk factor #10 has been removed, which discussed retaining qualified personnel.


Business
--------

53. This was an error in the document. The 1 dollar represented the option price to effect the agreement by and between Mr. Sharan and the Company (enclosed as an exhibit herein.) The price paid for the two claims from Mr. Ashworth by Mr. Sharan was C$2,360.

54. Thanks you for your reference to Industry Guide 7 (b)(1). Additional disclosure has been added to the Business section of the document to address the requirements under Industry Guide 7.



Sincerely,


     Puneet Sharan
     President
     Boulder Creek Explorations, Inc.